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0-28950



02044088

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
AUG 08 2002

FORM 6-K

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2002 PE 8/01/2002

MER TELEMANAGEMENT SOLUTIONS LTD.

(Name of Registrant)

PROCESSED
AUG 12 2002
THOMSON FINANCIAL

40 Aluf David Street, Ramat-Gan 52232 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-16444.

MER TELEMANAGEMENT SOLUTIONS LTD.

6-K Items

1. MER Telemanagement Solutions Ltd. Press Release dated August 7, 2002.

Item 1


mts
Telecommunications Management

Earnings Release

MTS Posts Net Profit in Second Quarter
Signs New Distribution Agreement

Ramat Gan, Israel, August 7, 2002 – MTS – Mer Telemanagement Solutions Ltd. (NASDAQ: MTSL), a leader in the enterprise communications management market, today reported second quarter net profit of $119,000 or $0.03 per share compared with a net loss of $101,000 or ($0.02) per share for the second quarter of last year. Net profit for the first six months was $110,000 or $0.02 per share against a net loss of $1.436 million or ($0.30) per share for the period in 2001.

The Company ended the second quarter with $9.784 million in cash, cash equivalents and marketable securities versus $9.737 million for the first quarter of 2002, an increase of $47,000.

Second quarter revenues came to $2.494 from $2.977 million for the same quarter last year. For the first six months, revenues came to $5.075 million from $5.960 for the same period last year.

The Company's wholly owned subsidiary, MTS IntegraTRAK, accounted for approximately 65 percent of the quarter's total revenues.

Mr. Shai Levanon, MTS president and chief executive officer, said of the results: "We are pleased to announce a profitable quarter, especially given the challenging global economic environment, which continues to affect our revenue stream. We believe though, that we are well positioned to take advantage of new opportunities that arise during an economic turnaround."

Going forward we will continue to make every effort to surmount these challenges, however it is difficult to estimate our results for the coming quarters. We are optimistic about the long-term future, however, we are presently experiencing tightened IT budgets and longer sales cycles.

"During the quarter, we signed a new distribution agreement with a leading US provider of network solutions and services. The agreement will include MTS's FaciliTRAK and TABS. IT products for management of an organization's entire communications traffic. We are very excited about this new partnership. This alliance is certain to increase revenues for both organizations," Mr. Levanon added.

Gross profit for the quarter came to $2.087 million from $2.282 million for the second quarter 2001.

Gross profit for the six months was $4.099 million compared with $4.589 million for the same period in 2001. Mr. Yossi Brikman, MTS's General Manager of Israel operations and chief financial officer, said that the gross profit for the second quarter was 84 percent of total revenues versus 77 percent for last year's second quarter.

The second quarter operating income was $4,000 compared with a loss of $242,000 for the period in 2001, and against a loss of $67,000 in the first quarter 2002. The operating loss for the first six months totaled $63,000, a significant decline from the operating loss of $935,000 for the first six months of the prior year.

"The operating results for the second quarter 2002 improved significantly due to reductions in our operating costs," Mr. Brikman declared. He also noted that the Company had repurchased a total of 200,700 ordinary shares as of June 30, 2002 pursuant to its previously announced stock repurchase program. No time limit has been given with respect to the duration of this program.

Second quarter financial income rose to $101,000 from $2,000 for the first quarter of 2002, due to global fluctuation of foreign currencies, notably the euro, against the New Israeli Shekel (NIS) and the US dollar.

The Company has entered into an R&D investment to complete and enhance FaciliTRAK and TABS. Bill, Mr. Levanon said, with third quarter R&D expenditures expected to be higher than in the second quarter of 2002. Total third quarter R&D expenses will approximately equal those for the first quarter, Mr. Levanon added.

MTS will conduct a conference call today at 11:00am ET. To participate please dial (719) 457-2629 about 5 minutes prior to start.

MTS is a leader in the enterprise communications management market. MTS's web-based management solutions for Converged Voice, VoIP, Data, and Video answer the needs of IT professionals, systems integrators and solutions providers. The Company pioneered the integration of the PC into telemanagement solutions, and sold over 55,000 of its flagship TABS solution (Telephone Accounting & Billing System) in 22 languages in more than 60 countries. MTS's product FaciliTRAK is a comprehensive software system that greatly simplifies the day-to-day task of maintaining and managing the physical layer details for any network. FaciliTRAK gives MTS's customers cable management and disaster recovery, tools to reduce costs, provide better service and enhances employee productivity. MTS supports its products worldwide through its own sales and support offices, local dealers and OEM contracts with market leaders such as Siemens, Ericsson, Philips, Lucent EMEA, Alcatel, etc.

MTS IntegraTRAK, Inc., the North American subsidiary of MTS-MER Telemanagement Solutions, Ltd. has been in the business of building exceptional telemanagement software and earning a reputation for superior customer support since 1985. Today MTS IntegraTRAK is leading the evolution of traditional telemanagement toward VoIP, IP, and converged usage applications.

For more information please visit the MTS web site at http://www.mtsint.com.

(Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United Securities and Exchange Commission filings.)

Contacts:

Yossi Brikman, GM Israel Operations & CFO
MTS –MER Telemanagement Solutions, Ltd.
Tel: +972-3-671-0777
Email: Yossi.brikman@mtsint.com

Marilena LaRosa
The Anne McBride Company, Inc.
Tel: 212-983-1702
E-mail: mlarosa@annemcbride.com

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2002	2001	2002	2001	2001
	Unaudited				
Revenues	5,075	5,960	2,494	2,977	10,725
Cost of revenues	976	1,371	407	695	2,552
Gross profit	4,099	4,589	2,087	2,282	8,173
Operating expenses:					
Research and development, net	1,144	1,992	539	751	3,562
Selling and marketing, net	2,085	2,607	1,071	1,312	4,911
General and administrative	933	925	473	461	1,943
Total operating expenses	4,162	5,524	2,083	2,524	10,416
Operating income (loss)	(63)	(935)	4	(242)	(2,243)
Financial income, net	104	7	101	19	138
Other income (expenses), net	12	(659)	(5)	75	(654)
Income (loss) before income taxes	53	(1,587)	100	(148)	(2,759)
Income taxes (tax benefit)	65	(48)	65	11	16
	(12)	(1,539)	35	(159)	(2,775)
Equity in earnings of affiliate, net of tax	122	103	84	58	221
Net income (loss)	$ 110	$ (1,436)	$ 119	$ (101)	$ (2,554)
Earnings (loss) per share:					
Basic and diluted net earnings (loss) per share	$ 0.02	$ (0.30)	$ 0.03	$ (0.02)	$ (0.53)
Weighted average number of shares in computing basic and diluted net earnings (loss) per share	4,761	4,838	4,727	4,838	4,826

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2002	June 30, 2001	December 31, 2001
	Unaudited	Unaudited	
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	$ 7,046	$ 5,647	$ 5,987
Short-term deposit	-	1,914	1,942
Marketable securities	2,738	2,418	2,098
Trade receivables net of allowance for doubtful accounts of $ 651, $ 593 and $ 837 at June 30, 2002 and 2001 and at December 31, 2001, respectively)	1,187	1,867	1,254
Other accounts receivable and prepaid expenses	938	1,213	870
Inventories	280	424	322
Total current assets	12,189	13,483	12,473
LONG- TERM INVESTMENTS:			
Investments in affiliate	1,157	987	1,092
Long-term loans, net of current maturities	112	164	97
Severance pay fund	563	674	651
Other investments	370	476	389
Total long-term investments	2,202	2,301	2,229
PROPERTY AND EQUIPMENT, NET	726	1,086	816
OTHER ASSETS:			
Capitalized software development costs, net	-	41	-
Goodwill, net	2,025	159	153
Other intangible assets, net	438	2,605	2,345
Deferred income taxes	81	107	79
Total other assets	2,544	2,912	2,577
Total assets	$ 17,661	$ 19,782	$ 18,095

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	June 30,		December 31,
	2002	2001	2001
	Unaudited		
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Current maturities of long-term loans	$ 33	$ 79	$ 58
Trade payables	651	364	499
Accrued expenses and other liabilities	1,523	2,560	1,859
Deferred revenues	815	951	997
Total current liabilities	3,022	3,954	3,413
LONG-TERM LIABILITIES:			
Long-term loans, net of current maturities	-	32	13
Accrued severance pay	718	836	813
Total long-term liabilities	718	868	826
SHAREHOLDERS' EQUITY:			
Share capital - Authorized: 12,000,000 Ordinary shares of NIS 0.01 par value; Issued: 4,882,748 Ordinary shares at June 30, 2002, June 30, 2001 and December 31, 2001; Outstanding: 4,682,048 Ordinary shares at June 30, 2002, 4,836,396 at June 30, 2001, and 4,816,831 at December 31, 2001	15	15	15
Additional paid-in capital	12,846	12,846	12,846
Treasury shares	(278)	(145)	(158)
Accumulated other comprehensive loss	(335)	(437)	(410)
Retained earnings	1,673	2,681	1,563
Total shareholders' equity	13,921	14,960	13,856
Total liabilities and shareholders' equity	$ 17,661	$ 19,782	$ 18,095

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER Telemanagement Solutions Ltd.
(Registrant)



By:________________________
Shai Levanon, President and Chief Executive Officer

Date: August 7, 2002

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